

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2013

<u>Via E-mail</u>
Thomas P. Chambers
Chief Financial Officer
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056

> **Re:** **Apache Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-04300**

Dear Mr. Chambers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Business and Properties, page 1</u>

<u>Gross and Net Undeveloped and Developed Acreage, page 14</u>

1. We note that approximately 50% of your undeveloped acreage is due to expire by December 31, 2015. Expand your disclosure here or elsewhere in your filing to explain the impact if you are unable to extend the terms of expiring acreage. Additionally, tell us and disclose the quantities of any proved undeveloped reserves attributed to the expiring acreage.

Proved Undeveloped Reserves, page 16

2.   We note your statement, "Other than our Julimar/Brunello development project, which is tied to the construction schedule of the Wheatstone LNG project, with projected first production in 2016, we had no material amounts of PUD reserves that have remained undeveloped for five years or more after they were initially disclosed as PUD reserves and no material amounts of PUD reserves which are scheduled to be developed beyond five years from December 31, 2012." Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUDs. Please identify for us any locations, other than the Julimar/Brunello project, scheduled for development beyond five years from initial booking and quantify the PUDs attributed to them.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Capital Resources and Liquidity, page 54

3.   We note that capital expenditures excluding acquisitions in 2012 were higher than corresponding amounts for 2011and 2010. Expand your MD&A to explain the reasons for these increases. Additionally, to the extent that there are known trends with respect to these expenditures that have had or you reasonably expect will have a material impact on liquidity or capital resources, discuss whether and the extent to which these trends will continue and the impact if they do. See Item 303 of Regulation S-K. Note that this applies to corresponding amounts in your Form 10-Q for the period ended March 31, 2013.

Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-9

Note 14. Supplemental Oil and Gas Disclosures, page F-56

Future Net Cash Flows, F-62

4.   Disclosure on page F-63 of your filing indicates that your standardized measure of discounted future net cash flows as of December 31, 2012 was $34,553 million. This amount appears to be less than the net carrying value of your oil and gas properties, as reported on your consolidated balance sheet as of December 31, 2012. Send us a summary, by cost center, of your ceiling test calculations as of December 31, 2012. Where applicable, reconcile amounts used in the calculation to your balance sheet or standardized measure, as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3489 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant